

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

January 27, 2009

Mr. D. F. Smith
President and Chief Executive Officer
National Fuel Gas Company
6363 Main Street
Williamsville, New York 14221

> **Re:** **National Fuel Gas Company**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed November 26, 2008**
> **Form 10-K/A for Fiscal Year Ended September 30, 2008**
> **Filed January 6, 2009**
> **Form 8-K filed November 18, 2008**
> **File No. 1-10714**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2008

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 28

1.      Please expand your sensitivity analyzes of critical accounting estimates to disclose changes based on other outcomes that are reasonably likely to occur and would have a material effect.  For example, if reasonably likely changes in commodity prices used in the ceiling test or changes in the discount rate used in accounting for pension and other post-retirement benefits would have a material effect on income and/or financial position, disclose the impact that could result given the range of reasonably likely outcomes.  Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available at www.sec.gov/rules/interp/33-8350.htm.

Results of Operations, page 32

2.      Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way.  For example, we note your statement in risk factors that your exploration and production operations are materially dependent on prices received for its oil and natural gas production and your disclosure in Form 8-K filed January 20, 2009 regarding the impairment charge you expect to recognize during the quarter ended December 31, 2008.  This uncertainty should have been discussed together with an analysis of its potential impact on your financial statements.  In addition, please discuss in reasonable detail economic or industry-wide factors relevant to your business and provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management are most focused for both the short and long term, as well as the actions management is taking to address those opportunities, challenges and risks.  See Item 303 of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

3.      Please describe the causes for material changes in expenses described in the earnings analysis of each operating segment.  For example, describe the underlying causes for the changes in post retirement benefits, bad debt expense,

non-cash interest income on pension-related regulatory assets, property, franchise and other taxes, depreciation, income tax expense and effective tax rates, and other identified items throughout your discussion and analysis of segment earnings.  Refer to Item 303(a) of Regulation S-K.

Interest Income, page 44

4.      You disclose that the increase in interest income was mainly due to income on pension-related regulatory assets.  However, in Note C to your financial statements you disclose that you do not earn a return on regulatory assets other than unrecovered purchased gas cost.  Please advise.

Capital Resources and Liquidity, page 45

5.      Please describe any material expected changes in the mix and relative cost of capital resources considering changes between equity and debt financing and current economic conditions.  Refer to Item 303(a)(2) of Regulation S-K.

6.      Please expand your discussion of cash flows from operating, investing and financing activities to cover the three-year period covered by the financial statements and provide an analysis of the underlying reasons for material changes in operating cash flows, including components of working capital, for the years presented.  In addition, describe and quantify the impact of discontinued operations on operating cash flows.  The discussion should include insight into the primary drivers and other material factors necessary to an understanding of cash flows and indicative value of historical cash flows.

Contractual Obligations, page 50

7.      Please disclose in the footnotes or paragraph following the table other long-term obligations reflected on your balance sheet and excluded from the table and other pertinent data to the extent necessary for an understanding of the nature and amount of the obligations.  Refer to Item 303(a) of Regulation S-K and Commission Release No. 33-8350.

Form 10-K/A for Fiscal Year Ended September 30, 2008

Exhibits 31.1 and 31.2

8.      It appears that you may omit paragraph 3 of the certifications when the amendment does not contain or amend financial statements.  Please tell us your basis for omitting paragraphs 4 and 5 of the certifications or file an amendment to include the required information in the certifications.  Refer to Question 5 of

> Sarbanes-Oxley Act of 2002 Frequently Asked Questions available on our website at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Form 8-K Filed November 18, 2008

9.      Please tell us your basis for presenting net cash provided by operating activities per diluted share in the investor presentation in light of the prohibition in paragraph 35 of SFAS 95.  Refer to Question 11 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.


        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of amendments to expedite our review.  Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3344 with any other questions.

Sincerely,


William H. Thompson
Accounting Branch Chief